Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES INVESTMENTS OF $5.7M
$2M FROM LEADING FINANCIAL INSTITUTIONS AND $3.7M FROM
EXISTING SHAREHOLDERS

Kadima, Israel, June 25, 2007. Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) today announced, that it has consummated a private placement investment for an aggregate of $2 million from leading financial institutions in Israel. Pursuant to the private placement, the investors received 6,290,941 ordinary shares of the Company and warrants to purchase an additional 3,145,472 ordinary shares for a period of 4 years at a price per share of $0.45 (a premium of approximately 40% on the current market price),.

The Company also entered into investment agreements with certain existing shareholders, including Mivtach Shamir Holdings Ltd., for an aggregate of approximately $3.7 million. The agreements include an amendment to an outstanding $3 million promissory note, pursuant to which Mivtach Shamir will undertake (i) to convert $1.5 million actually loaned by it to the Company under the promissory note and (ii) invest the remaining $1.5 million, at a price of $0.315 per share. The transactions will be consummated immediately following their approval by the shareholders of the Company. The Company’s audit committee and board of directors have approved the transactions, which are subject to the approval of the Company’s shareholders.

The securities issued pursuant to the transactions (assuming shareholder approval of the transactions with existing shareholders) will constitute approximately 38% of the Company’s share capital on a fully-diluted basis, following the transactions.

Following the transactions, Mivtach Shamir will be our major shareholder, holding approximately 26% of the company’s outstanding shares.

The Company terminated a term sheet with First Israel Enterprise Turnaround Fund, which it executed in January 2007. The current investment price is approximately 37% higher than the price offered by FITE.

Mr. David Gal, the Company’s chairman and CEO said: “We believe that the private placement investment led by one of Israel’s leading financial institutions together with the investment of our current major shareholder indicate the returning confidence of the investor community in EVS, following the successful execution of the Company’s re-organization plan which was announced in the fourth quarter of 2006. We believe that this plan is achieving its intended results and we are very pleased with the results of our first quarter. We expect our yearly revenue for 2007 to increase by approximately 25% compared to 2006 based on our current record high backlog of $15.5M.”

About Elbit Vision Systems Ltd. (EVS): www.evs-sm.com
EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs-sm.com

Contact:

Yaron Menashe, CFO
Phone: +972-9-8661-601  Email: yaron@evs-sm.com